Berkshire Income Realty, Inc.

One Beacon Street, Suite 1500

Boston, MA 02108

May 17, 2006

Ms. Linda Van Doorn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated April 20, 2006, in respect of:

Berkshire Income Realty, Inc.

Form 10-K for the year ended 12/31/2005

Filed on 3/29/2006

File No. 001-31659

Dear Ms. Van Doorn:

In response to the above referenced comment letter, we respectfully submit the following responses to the question asked and/or issues raised:

1.

The Company’s presentation of Net Operating Income (“NOI”), within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, is designed to provide a significant measure of the operating results of the properties owned and consolidated by the Company, without reflecting the impact of capital and related decisions made by the management. We believe that NOI is a metric commonly used in the multifamily real estate industry. The day-to-day operations of the Company’s properties are generally not influenced by strategic mortgage debt decisions, and accordingly management believes that NOI, calculated so as to exclude the effect of those decisions, provides useful information as to the results of those operations. Similarly, items of depreciation and amortization are not considered when management is evaluating the operating results of any particular property or the portfolio as a whole. In actuality, NOI as calculated by management is a primary driver of capital decisions. Capital decisions in turn drive interest and depreciation. Management believes that a REIT is, first and foremost, a real estate holding company and that the direct revenue and expenses of the properties are critical to the understanding of the actual operating results of the Company. Further, management believes that interest expense and losses recognized on the extinguishment of debt can vary widely from company to company. Interest expense is affected by a company’s policies with respect to overall leverage. Thus a company whose policy limits debt to 50% of the fair value of its properties would recognize significantly less interest expense than a company whose policy limits debt to 75% and therefore a comparison of interest expense, or of income after interest expense, may be less meaningful to an investor. Management believes interest expense is most informative when compared to the Company’s outstanding debt. Further, the decision to refinance the mortgage debt on a property before the maturity of that debt, and incur a charge for that early extinguishment, is a capital decision which management believes should be made without regard to property operating results and should be made based on the debt market conditions, long-term corporate strategies about portfolio leverage and possible opportunities to take advantage of debt market anomalies.

Our tabular presentation of selected operating information in the Management’s Discussion and Analysis in the Company’s Form 10-K for the year ended December 31, 2005 includes (see pp. 45 and 58) a reconciliation of NOI to “Loss before minority interest in properties, equity in loss of Multifamily Ventures, equity in income of Mortgage Funds, minority common interest in Operating Partnership, discontinued operations and gain on transfer of property to Multifamily Venture” (the “GAAP Measure”), which we believe constitutes a comparable GAAP financial measure and as such complies with item 10(e)(1)(i)(A) & (B) of Regulation S-K. However, recognizing that net income might be considered to be a more directly comparable NOI than is the GAAP Measure, in future filings, we will reconcile our presentation of NOI to net income.

Our presentation includes a discussion of why management believes the presentation of NOI is useful to our investors and to management itself and how that information can be used to compare our operating results with our competitors and as such we believe we comply with item 10(e)(1)(i)(C)and (D) of Regulation S-K. However, in future filings, we will provide expanded discussion along the lines suggested in this letter related to the definition and use of NOI as an operating result.

The Company’s presentation of NOI creates an additional sub-total within the tabular presentation and analysis of selected operating information referred to above, in the Management’s Discussion and Analysis (see pp. 45 and 48) in the Company’s Form 10-K for the Year ended December 31, 2005. That tabular presentation does not exclude any item in the income statement that would otherwise be included in a calculation of the GAAP Measure. The Company includes in NOI only those items directly related to the day to day operation of the properties within its portfolio and excludes from that sub-total items that managements deems to be items related to capital decisions which do not directly impact the day-to-day operation of our properties. The Company does not exclude any items properly includible when reconciling to the GAAP Measure and as such, we do not believe we have deviated from the guidance provided by the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission.

The Company will provide the following disclosure in its future filings, which can be found on Page 26 of the Company’s Form 10-Q for the period ended March 31, 2006:

“Net Operating Income (“NOI”) falls within the definition of “non-GAAP financial measure” as stated in Item 10(e) of Regulation S-K promulgated by the SEC. The Company believes NOI is a measure of operating results that is useful to investors to analyze the performance of a real estate company because it provides a direct measure of the operating results of the Company’s multifamily apartment communities. The Company also believes it is a useful measure to facilitate the comparison of operating performance among competitors. The calculation of NOI requires classification of income statement items between operating and non-operating expenses, where operating items include only those items of revenue and expense which directly relate to the income-producing activities of the properties. We believe that to achieve a more complete understanding of the Company’s performance, NOI should be compared with our reported net income (loss). Management uses NOI to evaluate the operating results of properties without reflecting the effect of capital decisions such as the issuance of mortgage debt and investments in capital items. In turn, these capital decisions have an impact of interest expense and depreciation and amortization.

The most directly comparable financial measure to our NOI, calculated and presented in accordance with GAAP, is net loss, shown on the statement of operations. For the three months ended March 31, 2006 and 2005, the net loss was $5,401,165 and $1,788,429, respectively.

2.

The Company’s presentation of the fair value includes, in paragraph form, a discussion and presentation of both the net book value of the Company’s real estate assets, which is the most directly comparable GAAP financial measure, and the fair value of those same real estate assets. Management believes this presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K. Management will provide a clear reconciliation of these two measures in its future filings.

The Board of Directors has established an investment policy under which management’s ability to incur indebtedness is restricted to 75% of its total assets measured at fair value. This policy is described, for instance, in Item 1A, Risk Factors, of the Company’s Form 10-K for the year ended December 31, 2005 (p. 16). Thus, presenting the “Mortgage Debt to Fair Value of Real Estate Assets” information contained in the Management’s Discussion and Analysis enhances the ability of the Company’s shareholders to determine compliance with that policy. Further, under the terms of our line-of-credit, our indebtedness cannot exceed the 75% guideline established by the board and our disclosure is used by our lender to monitor such compliance, which is consistent with the disclosures permitted under Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission.

Management believes that the discussion in the Company’s filing regarding Mortgage Debt-to-Fair Value of Real Estate Assets clarifies the reasons why management believes the presentation is useful information for our investors and as such complies with Item 10(e)(1)(i)(C)&(D) of Regulation S-K.

The Company will provide the following disclosure in its future filings, which can be found on Page 33 of the Company’s Form 10-Q for the period ended March 31, 2006:

“The Company’s total debt summary and debt maturity schedule, as of March 31, 2006, is as follows:

Debt Summary
		Weighted
	Balance	Average Rate

Total - Collateralized - Fixed Rate Debt	$373,773,435	5.15%

Debt Maturity Summary

Year	Balance	% of Total

2006	$1,524,879.41%
2007	4,657,610	1.24%
2008	5,516,505	1.47%
2009	86,944,544	23.26%
2010	4,886,876	1.30%
Thereafter	270,243,021	72.32%
Total	$373,773,435	100.00%

The Company’s “Debt-to-Fair Value of Real Estate Assets” as of March 31, 2006 is presented in the following table. Fair value of real estate assets is based on management’s best estimate of fair value for properties purchased in prior years or purchase price for properties acquired within the current year. As with any estimate, management’s estimate of the fair value of properties purchased in prior years represents only its good faith opinion as to that value, and there can be no assurance that the actual value that might, in fact, be realized for any such property would approximate that fair value. The following information is presented in lieu of information regarding the Company’s “Debt-to-Total Market Capitalization Ratio”, which is a commonly used measure in our industry, because the Company’s market capitalization is not readily determinable since there was no public market for its common equity during the periods presented in this report.

The Board of Directors has established investment guidelines under which management may not incur indebtedness such that at the time we incur the indebtedness our ratio of debt to total assets exceeds 75%. This measure is calculated based on the fair value of the assets determined by management as described above.

The information regarding “Debt-to-Fair Value of Real Estate Assets” is presented to allow investors to calculate our loan-to-value ratios in a manner consistent with those used by management and others in our industry, including those used by our current and potential lenders. Management uses this information when making decisions about financing or refinancing properties. Management also uses fair value information when making decisions about selling assets as well as evaluating acquisition opportunities within markets where we have assets. The most directly comparable financial measure of our property value, calculated and presented in accordance with GAAP, is net book value, shown on the balance sheet as multifamily apartment communities, net of accumulated depreciation. At March 31, 2006, the aggregate net book value of our real estate assets was $381,444,097.

Debt-to-Fair Value of Real Estate Assets as of

March 31, 2006

Net book value of multifamily apartment communities	$381,444,097

Accumulated depreciation	133,352,893

Historical cost	514,796,990

Increase in fair value over historical cost	94,958,010

Fair Value – estimated	$609,755,000

Mortgage Debt	$373,773,435

Loan-to-Value	61.30%

The debt-to-fair value of real estate assets does not include any outstanding borrowings under the revolving credit facility, which were $0 at March 31, 2006 and December 31, 2005. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios, including an indebtedness to fair value ratio not to exceed 75%. If the Company were to be in violation of this covenant, we would be unable to draw advances from our line which could have a material impact on our ability to meet our short-term liquidity requirements. Further, if we were unable to draw on the line, we may have to slow or temporarily stop our rehabilitation projects which could have a negative impact on our results of operations and cash flows. As of March 31, 2006, the Company is in compliance with the covenants of the revolving credit facility.”

3.

The Company has only participated in one transfer of real estate property to a joint venture in which it has retained an ownership interest. The transaction included the contribution of cash by the other partner of which the majority was withdrawn by the Company. The Company believed that the economic substance of the transaction was a partial sale of its interest in the property and, in accordance with Paragraph 30 of SOP 78-9 the Company recognized a gain on transfer of the property to the unconsolidated venture and that gain was recognized using the partial sales provisions of SFAS No. 66. Upon the consummation of this transaction, management evaluated the facts and circumstances around the Company’s continuing involvement in the project, including an evaluation under FIN 46(R) and determined that the appropriate accounting treatment was found under SOP 78-9 Accounting for Investments in Real Estate Ventures

Management cannot predict the likelihood of similar transactions happening in the future. However, if a future transaction results in the Company’s sale of an asset where the Company will have continuing involvement, management anticipates that the transaction will be recorded, as appropriate, using the guidance of SOP 78-9 and SFAS No. 66 and the continuing involvement will be accounted for based on the most appropriate guidance available after a thorough review of the facts and consideration of all appropriate accounting guidance, including FIN 46 and SOP 78-9.

The Company will provide the following disclosure in its future filings, which can be found on Page 9 of the Company’s Form 10-Q for the period ended March 31, 2006:

“Gain and losses on the transfer of real estate properties may result from the transfer of a partial interest in a property to an unconsolidated venture if the economic substance of the transfer is a sale under SOP 78-9 and accordingly would be recognized using the partial sales provisions of FAS 66.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact me at (617) 556-1450.

Sincerely,

/s/ Christopher M. Nichols

Christopher M. Nichols

Vice President and Chief Accounting Officer

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